FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of June 2004
                                 09 June 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'New Initiatives'  released on
                09 June 2004






                                                                   9 June 2004

      BSkyB announces Free-To-Air and High Definition Television initiatives

British Sky Broadcasting (BSkyB) today announced plans to drive sustained demand for digital satellite television through separate initiatives that will address the premium pay-TV and free-to-air (FTA) audiences. Speaking at an investor conference in London, James Murdoch, Chief Executive of BSkyB, said that the Company would introduce a new FTA satellite proposition later this year and had begun developing a premium package of services in the High Definition Television
(HDTV) format for launch in 2006.

Free-To-Air Satellite

Later this year, BSkyB will introduce a FTA satellite proposition offering access to almost 200 television and radio channels and interactive services which are available without a monthly subscription fee. Consumers will be able to purchase a package of reception equipment (including a Sky digibox, minidish and initial viewing card) direct from BSkyB for a one-off cost of GBP150.00 including standard professional installation.

There is no obligation to subscribe to a pay-TV service and FTA satellite viewers pay no monthly fee. However, the FTA satellite proposition offers an easy upgrade path for viewers who choose subsequently to add a pay-TV service to their viewing options. There is no requirement for additional equipment and viewing cards can be enabled remotely for the reception of pay-TV services.

It is anticipated that the new FTA satellite proposition will support the Government's proposed switchover to digital-only broadcasting by providing an additional subscription-free option for viewers not currently attracted to pay-TV. In particular, FTA satellite will provide an accessible and attractive means of 'going digital' for the 27 per cent(1) of UK households which are currently unable to receive the full range of digital terrestrial television services and for the additional number of households which require an aerial upgrade in order to receive digital terrestrial services.

The extensive line-up of channels available to FTA digital satellite viewers includes the BBC's portfolio of digital television and radio services and digital versions of the five analogue terrestrial television channels, including all national and regional variants of BBC One and BBC Two. Access to the encrypted signals of ITV1, Channel 4 and five will be available as a result of the provision of a digital satellite viewing card, which will also enable automatic reception of the relevant variant of regionalised FTA channels.

All FTA satellite viewers enjoy access to Sky's comprehensive electronic programme guide (EPG) featuring seven-day listings of forthcoming programmes on all channels. In addition to a wide choice of FTA television and radio channels, interactive services such as Sky Active, BBCi, ITVi and Channel 4's Big Brother Interactive are available to digital satellite viewers without any monthly subscription fee. All Sky digiboxes contain an integrated modem and therefore are capable of accessing online services including e-mail, SMS text messaging and public service information from Directgov.

High Definition Television

In a separate initiative, BSkyB will again demonstrate its commitment to lead innovation in digital television with the development of a premium package of channels in the High Definition Television (HDTV) format. Following the successful launch by BSkyB of the UK's first digital television service, first interactive television service and first integrated Digital Video Recorder Sky+, the proposed introduction of HDTV to the digital satellite platform in 2006 will ensure that Sky customers continue to benefit from the most advanced television services available.

HDTV, delivering substantially superior picture quality than standard-definition television, is the preferred format for a growing number of US television productions in genres including sport, drama, entertainment and news. Its introduction to the UK is expected to strengthen further the differentiation between digital satellite and other television platforms and to appeal to the increasing number of consumers who seek to enhance their in-home audiovisual experience with equipment such as wide-screen televisions, plasma screens and home cinema systems.

The premium service will launch in 2006 with both a set of dedicated HD channels and access to selected events produced in HD format. Further details of BSkyB's proposed technology and programming offering in HDTV will be announced in due course. In addition to the package of channels to be offered by Sky, other broadcasters on the digital satellite platform will also be able to take advantage of its HDTV capabilities to provide an enhanced experience to their viewers.

James Murdoch, Chief Executive of BSkyB, commented:

"These initiatives are another step in giving consumers a choice from Sky that suits their needs at the top and lower ends of the scale. They will help drive even greater take-up of digital TV services and enable Sky to enjoy a close relationship with even more customers."


                                    - ends -

A PDF file of the BSkyB presentation to today's conference is available on the company's website at www.sky.com/corporate.

Further information:

Press:

Julian Eccles          Tel:          020 7705 3267
Robert Fraser          Tel:          020 7705 3036

E-mail: corporate.communications@bskyb.com

Analysts/Investors:

Neil Chugani           Tel:           020 7705 3837
Andrew Griffith        Tel:           020 7705 3118

E-mail: investor-relations@bskyb.com


Notes for Editors

1) About BSkyB

BSkyB is the operator of the leading multichannel television platform in the UK and Ireland. More than 18 million viewers in 7.3 million households enjoy an unprecedented choice of movies, news, entertainment and sports channels and interactive services on Sky digital, the UK and Ireland's first and most popular digital television platform. BSkyB's channels are available in a further 6.6 million cable and digital terrestrial households. For more information, visit www.sky.com/corporate.

2) Free-to-air services available in the UK

                       Digital Satellite TV     Digital Terrestrial TV
                                                (Source: www.freeview.co.uk)

Television channels         115*                              26**
Radio channels               81                               21**
Interactive services         13***                             3***

* In addition, digital satellite viewers can access all regional and national variations of BBC1 and BBC2.

** Alternative regional services may be available in some areas.

*** Includes only 24/7 interactive services.


------------------------
(1) Source: Ofcom, Driving Digital Switchover, 5 April 2004.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 09 June 2004                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary